Schedule 13D


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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. N/A)*


			Inuvo, Inc.
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                                (Name of Issuer)


				     Common
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                         (Title of Class of Securities)


				46122W105
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                                 (CUSIP Number)

			Christian C. Park
			Ingalls & Snyder, LLC
			1325 Avenue of the Americas
			New York, NY 10019
			(212) 269-7894

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


				June 26, 2018
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 46122W105                   13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Ingalls & Snyder, LLC
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


OO

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION



New York
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
  REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,309,871
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       39,600
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,349,471

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.16%
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  14   TYPE OF REPORTING PERSON*

       IA

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The Shares reported herein are not limited to, but include those of Charles D.
Morgan and G. Kent Burnett who both serve as Directors of Inuvo, Inc. and Rich Howe who serves as Chairman and CEO of Inuvo, Inc. All of the individuals are advisory clients of the Reporting Person.

The following Items are amended and restated in their entirety:

Item 1.  Security and Issuer

Inuvo, Inc. (the "Issuer")
Common Stock (the "Shares")

111 Main Street, Suite 201
Conway, AR 72032

Item 2.  Identity and Background

(a)Ingalls & Snyder, LLC
   The Reporting Person is a limited liability company organized under the laws of the State of New York.


(b)Business address and principal office for the Reporting Person:


(c)Present principal occupation or employment and the name, principal business and address where employment occurs.


(d) During the last five years,the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of,or prohibiting or mandating activities subject to, federalor state securities laws or finding any violation with respect to such laws.

(f)Citizenship:

Item 3.  Source and Amount of Funds or Other Consideration.

Personal funds of Reporting Persons' advisory clients.

Item 4.  Purpose of Transaction

On an ongoing basis, the Reporting Person evaluates the investment in the Shares which were acquired and held in certain discretionary client accounts prior to Reporting Person becoming the clients' investment adviser.

The Reporting Person did not acquire the Shares for any of the purposes provided in Section 4 of the General Instructions.

Item 5.  Interest in Securities of the Issuer


(a) The Reporting Person is the beneficial owner of 2,349,471 shares which is equivalent to 8.16% of the outstanding shares of the issuer based on the total number of outstanding shares reported by the issuer on its most recent Form 10-Q.

The Reporting Person has the sole power to dispose of or direct the disposition of 2,309,871 shares, shared power to dispose of or direct the disposition of 39,600 shares, and sole voting power of 31,471 shares.


(d) Not applicable.

(e)


Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None

Item 7.  Material to be Filed as Exhibits.

	None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 26, 2018


/s/ Christian C. Park
Christian C. Park